

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2015

David M. Cunic
Chief Executive Officer
Pazoo, Inc.
760 State Route 10, Suite 203
Whippany, New Jersey 07981

> **Re:** **Pazoo, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 27, 2015**
> **File No. 001-36793**

Dear Mr. Cunic

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1. We note your disclosure that "[t]he Company does not have any current plans or arrangements to issue additional shares that will become authorized share capital of the Company pursuant to the Increase in Authorized Capital." Please tell us whether any of the newly authorized share capital will be issued pursuant to existing obligations of the Company. In this regard we note, among others, the Equity Purchase Agreements with Premier Venture Partners, LLC and Kodiak Capital Group, LLC, as well as the convertible promissory note held by Kodiak Capital Group, LLC. Please revise your information statement to affirmatively disclose whether the increase in authorized shares is in any way related to any plans or intentions to enter into a merger, consolidation, acquisition or in connection with a financing agreement. If such plans or intentions exist, please provide the disclosure required by Note A to Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director